Mail Stop 3561

March 30, 2006

Luke Lalonde, President
SuperDirectories, Inc.
5337 Route 374
Merrill, New York 12955
by facsimile also 781-834-0623

		RE:	SuperDirectories, Inc.
			Amendment No. 1 to the Registration Statement on
                                      Form 10-SB
			File No. 0-51533
			Filed February 28, 2006

Dear Mr. Lalonde:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please file counsel`s letter dated November 7, 2005 as correspondence on EDGAR, as required by Regulation S-T.
2. Please provide a thorough discussion of the company`s recission offer, including a background discussion of the company`s concerns and reason(s) for those concerns "that there was insufficient disclosure made to non-United States purchasers with respect to their status and restrictions on resale." as noted in Part II., Item 4. "Recent Sales of Unregistered Securities", page 15. We may have further comment.
3. We note the website for Innovation Public Shells, www.innovationcapital.biz/rec , and references to certain transactions including transaction with respect to SuperDirectories and All Directories, Inc. and reference to Frank G. Wright. Tell us in detail Innovation and Mr. Wright`s relationship or role with the company.
4. Please file a "red-lined" or "marked" version of each amendment on
EDGAR which clearly shows all changes from the previous filing.
5. We note that your website links to a password protected website for shareholders. Please provide us supplementally with the information provided to shareholders on this other website.

Cautionary Statement..., page 1
6. We note on your statement that the registration statement includes forward-looking statements "within the meaning of" the Private Securities Litigation Reform Act of 1995. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please either:

* delete any references to the Private Securities Litigation
Reform
Act; or
* make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

Part I.
Item 1. Description of Business, page 2
7. We reissue prior comment two from our letter dated October 20, 2005. Please revise your disclosure in this section and throughout the registration statement to provide a detailed discussion of your proposed business. We direct your attention to Item 101(b) of Regulation S-B. Explain how you plan to generate revenues from your proposed business.
8. Reconcile the statement that you were formed in October 1999 with the disclosure on your website that you were incorporated on November
15, 1999. Discuss your business activities from incorporation until the present.

9. Please explain the reference to the "SuperDirectories database."
Also explain the reference to your directory. Is there a difference between the database and directory?
10. Explain the reference to "Human-Edited," "Full Text" search service. The statement that this involves assigning independent consultants specific areas or items for input into your database does not appear to explain what this search service is and how it works.
What role do these consultants play in the search? Do customers pay for this search?
11. Please discuss the market for your proposed products and services, as required by Item 101(b)(1) of Regulation S-B.
12. Please explain the statement that your product offers "a different, more limited, more precise and more disciplined source of directory search." Please explain what you are comparing your product to in the above statement, and provide the basis for the statement or remove.
13. Explain how this search engine is different from the "entry of keywords into a search box." It appears that the ability to look for a specific set of words through the use of quotation marks is available on other search engines. Please explain.
14. Clarify whether you currently utilize independent consultants/editors or whether you plan to hire them in the future.
15. Given the human aspect of your search service, please explain how you are able to maintain "authoritative and up-to-date context" in your directory.
16. Please discuss the proprietary and licenses software products used by your consultants. Are any of the proprietary products owned by the company?
17. Explain how the use of human editing "allows users to conduct `full-text` searches resulting in a narrower search result than would be possible using other internet search methods."
18. Clarify, if true, that searches on your website will only result in obtaining information already in the database. Discuss the limitations this may place on searching the Internet for information.
19. We note that the website was acquired from your president. Please add disclosure regarding this transaction. If any agreements were entered into setting forth the terms of the acquisition, please file as an exhibit. We may have further comment.



20. We note the statement that the company`s "principal, and only, product is the provision of a directory and research service website"; however, we note from your website, www.superdirectories.com , "About SuperDirectories" that the company will also "specialize in airline ticket booking referral, cruise booking referral, fishing charters booking referral, golf packages booking referral, hotel room booking referral, and ski packages booking referral." Please substantially revise your description of business to address this other area of business, including how this referral business will be operated, the fees to be charged for this service, and any other material considerations applicable to this service. Further in this regard, we note that it appears that the company has made plans or arrangements with the companies, World Airlines Co., World Cruises Co., World Golf Resorts, etc. with respect to making referrals. Please fully address this, and any executed agreements should be filed as exhibits to the registration statement pursuant to Item 601(b) of Regulation S-B.

Competition, page 3
21. We refer to your last sentence, "[H]owever, no competitive directory is built on the dual foundations of "Human Editing" and "Full Text Directory" search." Please fully explain how this is better than the other directories. Also, please provide the basis for that statement and if it is the opinion of management, it should be labeled as such.

Marketing, page 3
22. We note that one planned marketing strategy is to target online businesses to have their listings included in the search results. Please explain how this will be consistent with your search criteria to match exactly the search and whether you will make it clear that these search results are advertisements. Will the results be solely those that the businesses have paid to have included?

Employees, page 3
23. Disclose whether the one employee is part-time or full-time.
See
Item 101(b)(12) of Regulation S-B. Also, clarify if this is your sole officer or if the employee is in addition to the officer.

Patents, Trademarks..., page 4
24. Expand your discussion to address the registered service marks as mentioned in "Our Business". Disclose the duration as required by
Item 101(b)(7) of Regulation S-B.


Risk Factors, page 4
25. We note the removal of the risk factor discussing the issuance of securities and possible lack of an exemption or qualification under federal and state securities laws. Please add back the risk factor.
Furthermore, we note the statement in the initial Form 10-SB that you intended to offer the right to rescind to these stockholders.
Your
supplemental response to prior comment one from our letter dated October 20, 2005 indicates that these individuals were offered the right to rescind. Please provide a detailed discussion of this rescission offer in your discussion of recent sales of unregistered securities. Please explain the exemption relied upon for the unregistered rescission offer and how you were able to comply with the exemption relied upon. Discuss in greater detail the reason for conducting the rescission offer. We may have further comment.

Item 2.  Plan of Operation, page 7
26. We reissue prior comment four of our letter dated October 20, 2005. Please provide a detailed plan of operations as required by
Item 303(a) of Regulation S-B.  Provide a detailed discussion of the
specific steps you plan to take in furtherance of your plan of operations. Discuss the time frame for commencing and completing each step, state the estimated costs associated with each step and the anticipated source(s) of funding.
27. Provide the basis for your belief that your development "will become the leading `human-edited` directory on the Internet" or remove.
28. Substantially revise this section to adequately discuss how the
company is going to pay its expenses in light of the fact that "we do
not anticipate revenues from operations prior to September 30,
2006."
In this regard, you mention among others things borrowings, and "future sales of stocks including investments by our principal shareholder". Please explain any definitive plans you may have, including lines of credit in place, etc.
29. Given the anticipated costs of $1.52 million through September 2006 and a cash balance of $434,211, please explain the statement that your present cash will sustain your operations for 12 months.
30. You refer to 12 months ending September 30, 2006.  Inasmuch as it
is now the end of March, please update your discussion to
encompass a
full 12 month period.Explain the reference to "fixed price per click
.... as opposed to the highest bid strategy employed by all known competitors."
31. Please add back the disclosure required by Item 303(c) of Regulation S-B.

Item 3.  Description of Property, page 9
32. Disclose the monthly rent payment.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management, page 10
33. Provide the disclosure required by Item 403(c) of Regulation
S-B
relating to changes in control.

Item 5.  Directors, Executive Officers, Promoters and Control
Persons, page 10
34. Please disclose any other business activities of Mr. Lalonde for the past five years. For instance, we note the reference to AquaNature USA in the description of property section.
35. We note that the Form 10-QSB certifications include Mr. Gary Benware as the CFO. Please revise the disclosure accordingly.

Item 7.  Certain Relationships and Related Transactions, page 12
36. Please fully discuss Frank G. Wright`s relationship or role with
respect to the company.   We note that a consulting agreement
dated
November 24, 2004 was filed as Exhibit 10.1 to this registration statement between Mr. Wright and the company. Disclose all of the material provisions of the agreement. We also note the inclusion of
SuperDirectories on the Innovation Public Shells website. This website focuses on registered spin-offs and reverse mergers. Please explain whether the company has completed or is contemplating completing a spin-off or is contemplating a reverse merger.
Please
explain the reason your company is listed as a pending transaction on this website.
37. Please insure that the transactions disclosed in Note 5 to the financial statements, "Related Party Transactions" are also disclosed in this section.
38. Further in this regard, please explain the reference to "[S]hareholders received complimentary advertising on the SuperDirectories, Inc. website." Identify the shareholders, the reason for this service and the dollar value attributed.
39. Disclose the nature of the product development for which Mr. Lalonde`s daughter was paid $4,300 in 2004 and provide her identity.

Part II.
Item 1.  Market Price of and Dividends on the Registrant`s Common
Equity and Other Shareholder Matters, page 13
40. Please remove the reference to "SEC clearance."










Item 3.  Changes in and Disagreements with Accountants, page 15
41. We read your response to our prior comment five from our letter dated October 20, 2005; however, it is not clear how you reached your conclusion that a letter from the predecessor accountant is not required. Please refer to Item 304(a)(3) of Regulation S-B and revise to provide the required letter.
42. We read your response to our prior comment six from our letter dated October 20, 2005 and your revised disclosure. Please expand your discussion to address the following:

* provide more detailed clarification surrounding the nature of the disagreement, including your position on the subject matter and your former accountant`s position at the time of the disagreement;
* discuss why the disagreement could not be resolved or how it was finally resolved;
* discuss how and by whom the amounts were determined;
* clarify whether you restated any prior period for any adjustment, and if not, why; and
* file a letter from your former accountant stating whether the account agrees with your Item 304 disclosures, or the extent to which the account does not agree.

43. Please revise your disclosure to include the name of the outside expert you used to perform the valuation and the nature and purpose of the valuation.
44. Although your financial statements have been reaudited, we noted for the fiscal year ended September 30, 2003, and years prior to, you engaged accountants other than those currently disclosed. Please revise to include the appropriate Item 304 disclosures for this change in accountants.


Item 4.  Recent Sales of Unregistered Securities, page 15
45. Please provide a detailed analysis of the facts supporting the reliance on Regulation S for each applicable transaction and disclose the compliance with each element. Refer to Regulation S and Item 701(d) of Regulation S-B in this regard. We may have further comment.
46. For each transaction listed, please identify the persons or class
of persons to whom the company sold the securities, as required by
Item 701(b) of Regulation S-B.
47. The amount of common stock outstanding has increased by
2,000,390
common stock since the initial Form 10-SB. Please revise the disclosure in this section to discuss these issuances. Also, the Form 10-QSB should be revised since it does not include these issuances.

Financial Statements
General
48. Please disclose prominently on the face of the financial statements that they have been restated, and provide a note to the financial statements that explains and quantifies all revisions made
in accordance with paragraph 37 of APB 20.   With respect to the
revisions made to the audited financial statements, we believe that the audit report should include a reference to the restatements, please refer to Section 561.06a of the codification of AICPA Auditing
Standards.

Statements of Cash Flows, F-6
49. Please revise to include a description of the activities disclosed.

Note 1 - Website Development Costs, F-8
50. We noted your response to our prior comments 12 and 16 from our letter dated October 20, 2005, and your revised policy disclosure. Please provide a description of the components (and quantify such amounts) of your website development costs and justify how your accounting treatment for each component is consistent with GAAP (refer to exhibit 00-2A of EITF 00-2 and paragraph 22 of SOP 98-
1).
51. Considering our comment above, tell us how you determined the website development costs have not been impaired. In addition, please disclose your policy for accounting for the impairment or disposal of long-lived assets (refer to SOP 98-1 and SFAS 144).


Note 3.  Stockholder`s Equity, F-10
52. Were read your response to our prior comment 14 from our letter dated October 20, 2005 and are reissuing the comment in part. Please provide:
* The date of each equity issuance (in chronological order);
* How the price was determined for each issuance; and
* To whom the shares were issued to (e.g. employees, non-employees, un-related third parties, etc.).
53. Please revise to include a narrative discussion of the shares that were issued to Mr. Lalonde. Your discussion should include the amount of shares that were issued for the transfer of the website, and at what cost, and the basis (e.g. transferred at Mr. Lalonde costs, or fair value, etc.) supporting your determination of the cost.

Other Regulatory
54. Considering your financial statements have been restated, please file an Item 4.02 Form 8-K immediately, or tell us why you are not required to make such disclosures.

Signatures
55. The signatures should be located after the financial statements, since the financial statements are part of the Form 10-SB.

Exhibits
56. Please file a validly executed consulting agreement with Mr.
Wright.

Form 10-QSB for quarterly period ended 12/31/05
57. Please revise your report on Form 10-QSB to comply with all applicable comments cited above and note for future filings as well.
58. We note the box checked on the cover page indicating you are not a shell company, as defined in Rule 12b-2 of the Exchange Act. Please provide the basis for your analysis. We may have further comment.

Form S-8
59. It appears that the company`s assets may be less than nominal. Please explain and discuss the impact of the Use of Form S-8, Form 8-
K and Form 20-F by Shell Companies, Release 34-52038 (July 21,
2005)
on this Form S-8.  We may have further comment.
60. Please explain the availability of Form S-8 to register the shares and options issued to Mr. Wright, a consultant that provided services in connection with registration of the company`s common stock under the Securities Exchange Act and the application for quotation on the OTC Bulletin Board. We may have further comment.




Closing Comments

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Any questions regarding disclosure issues may be directed to Janice
McGuirk at (202) 551-3395. Questions related to accounting issues may be directed to Blaise Rhodes at (202) 551-3774.



      Sincerely,


      John Reynolds
      Assistant Director